Exhibit 12

February 11, 2026

Board of Directors

BluSky AI Inc.

5330 South 900 East

Suite 280

Murray, Utah 84117

Re:	Offering Statement

Ladies and Gentlemen:

We have acted as counsel for BluSky AI Inc., a Nevada corporation (“BluSky AI” or the “Company”) in a limited capacity in connection with the Offering Statement on Form 1-A (the “Offering Statement”) being filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation A thereunder. The Offering Statement relates to the issuance and sale by the Company of up to 15,000,000 Shares of Common Stock, par value $0.00001 per share.

In that capacity, we have examined original copies, certified or otherwise identified to our satisfaction of such documents and corporate records, and have examined such laws or regulations, as we have deemed necessary or appropriate for the purposes of the opinions hereinafter set forth.

Based on the foregoing, we are of the opinion that:

1.	BluSky AI Inc. is a corporation duly organized and validly existing under the laws of the State of Nevada.

2.	The common shares included in the Shares to be sold pursuant to the terms of the Offering Statement (including the common shares underlying the warrants included as part of the Shares), when issued or transferred in the manner described in the Offering Statement, will be duly authorized, legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as Exhibit 12 to the Offering Circular included in the Offering Statement.

Very truly yours,

BRUNSON CHANDLER & JONES, PLLC

/s/ Brunson Chandler & Jones, PLLC